EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2015 Annual General & Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company") will be held at Metropolitan Hotel Vancouver, Pacific Room, 645 Howe Street, Vancouver, British Columbia V6C 2Y9 on Tuesday, June 9, 2015 at 11:00 a.m. (Vancouver time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended December 31, 2014 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular; and

6)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are an Information Circular dated May 5, 2015 and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 5th day of May, 2015

BY ORDER OF THE BOARD OF DIRECTORS

“David Wolfin”

__________________________________________

David Wolfin

President & Chief Executive Officer